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                          May 31, 2024

       Jeff W. Dick
       Chief Executive Officer
       MainStreet Bancshares, Inc.
       10089 Fairfax Boulevard,
       Fairfax, VA 22030

                                                        Re: MainStreet
Bancshares, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 22, 2024
                                                            File No. 333-279617

       Dear Jeff W. Dick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aisha
Adegbuyi at 202-551-8754 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Edward B. Crosland,
Jr., Esq.